Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1521)

Offering Period: January 18, 2019 – January 31, 2019

Barrier Notes due February 3, 2022

Linked to the Performance of the S&P 500® Index and the EURO STOXX 50® Index

Product Terms

•	If the Final Level of the S&P 500® Index is equal to or greater than its Knock-In Level, the Redemption Amount will be determined by reference to the Underlying with the highest Underlying Return. If the Final Level of the S&P 500® Index is less than its Knock-In Level, the Redemption Amount will be determined by reference to the S&P 500® Index and you will lose some or all of your investment.

•	If a Knock-In Event does not occur and the Final Level of the Best Performing Underlying is greater than its Initial Level, you will receive the principal amount of the securities you hold plus a return based on the performance of the Best Performing Underlying. If a Knock-In Event does not occur and the Final Level of the Best Performing Underlying is less than or equal to its Initial Level, you will receive the principal amount of the securities you hold at maturity.

•	If a Knock-In Event occurs, you will be fully exposed to any depreciation in the S&P 500® Index from its Initial Level to its Final Level. The occurrence of a Knock-In Event is determined by the performance of the S&P 500® Index. If the S&P 500® Index is less than the Knock-In Level, you could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be January 31, 2019
Settlement Date:	Expected to be February 5, 2019
Underlyings:	The S&P 500® Index and the EURO STOXX 50® Index
Redemption Amount:	For each $1,000 principal amount of securities, if (a) a Knock-In Event has not occurred and (i) the Final Level of the Best Performing Underlying is greater than its Initial Level, then $1,000 × (1 + Underlying Return of the Best Performing Underlying), or (ii) the Final Level of the Best Performing Underlying is less than or equal to its Initial Level, then $1,000; if (b) a Knock-In Event has occurred, then $1,000 × (1 + Underlying Return of the S&P 500® Index).
Best Performing Underlying:	The Underlying with the highest Underlying Return.
Underlying Return:	For each Underlying, an amount calculated as follows:
(Final Level – Initial Level) / Initial Level
Knock-In Level**:	Approximately 65% of the Initial Level of the S&P 500® Index.
Knock-In Event:	Occurs if the Final Level of the S&P 500® Index is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:	January 31, 2022
Maturity Date:	February 3, 2022
CUSIP:	22551LTQ3
Fees:	Certain fiduciary accounts may pay a purchase price of at least $980 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $20 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $960 and $980 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	Uncapped participation in the appreciation, if any, of the Best Performing Underlying.

•	Return of principal amount of the securities you hold, if the Final Level of the Best Performing Underlying is less than or equal to its Initial Level and a Knock-In Event has not occurred.

•	If a Knock-In Event has occurred, full downside participation in the depreciation of the S&P 500® Index.

•	Knock-In Level of approximately 65%** of the Initial Level for the S&P 500® Index.

Hypothetical Returns at Maturity

A Knock-In Event HAS NOT occurred
Underlying Return of the Best Performing Underlying	Redemption Amount per $1,000 principal amount(1)(2)
60%	$1,600
50%	$1,500
40%	$1,400
30%	$1,300
20%	$1,200
10%	$1,100
0%	$1,000
−10%	$1,000
−20%	$1,000
−30%	$1,000
−35%	$1,000

A Knock-In Event HAS occurred
Underlying Return of the S&P 500® Index	Redemption Amount per $1,000 principal amount(1)(2)
−36%	$640
−40%	$600
−50%	$500
−60%	$400
−70%	$300
−80%	$200
−90%	$100
−100%	$0

(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(2)	Assumes a Knock-In Level of 65%

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the S&P 500® Index. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	The probability that the Final Level of the S&P 500® Index will be less than its Knock-In Level will depend on the volatility of the S&P 500® Index.

•	The return on the securities is affected by the Final Level of the Underlyings and the occurrence of a Knock-In Event.

•	If a Knock-In Event has occurred, the Redemption Amount will be based on the Underlying Return of the S&P 500® Index and, therefore, you will not benefit from the performance of any other Underlying.

•	The securities are exposed to the depreciation of the S&P 500® Index.

•	(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: January 18, 2019 – January 31, 2019

Barrier Notes due February 3, 2022

Linked to the Performance of the S&P 500® Index and the EURO STOXX 50® Index

Additional Risk Considerations

•	The securities are linked to the individual performance of each Underlying. However, the occurrence of a Knock-In Event is determined by the performance of the S&P 500® Index. As such, the securities will perform poorly if only the S&P 500® Index performs poorly. For example, if any other Underlying appreciates from its Initial Level to its Final Level, but the Final Level of the S&P 500® Index is less than its Knock-In Level, you will be exposed to the depreciation of the S&P 500® Index and you will not benefit from the performance of any other Underlying.

•	The closing level of the EURO STOXX 50® Index will not be adjusted for changes in exchange rates relative to the U.S. dollar even though the equity securities included in the EURO STOXX 50® Index are traded in a foreign currency and the securities are denominated in U.S. dollars.

•	Some or all of the assets included in the EURO STOXX 50® Index are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated January 14, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319000593/dp100935_424b2-t1521.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.